UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File No. 001-35043

GREAT PANTHER SILVER LIMITED
(Translation of registrant's name into English)

1330 - 200 Granville Street
Vancouver, British Columbia, V6C 1S4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ]        Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated July 6, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER SILVER LIMITED

/s/ Jim Zadra
________________________________
Jim Zadra
Chief Financial Officer

Date: July 6, 2016